

Janet Shah · 2nd
CEO, Founder at Teenjobfind, Inc.

San Francisco Bay Area · 500+ connections · **Contact info**

 Teenjobfind, Inc.

 University of New
Hampshire

Experience



CEO, Founder
Teenjobfind, Inc.
Apr 2017 – Present · 3 yrs

TeenJobFind is a company that safely matches teenagers with odd jobs in the neighborhood. Our goal is to bring to market a mobile app that takes an old school concept of teenage jobs close to home delivered right to their smartphone. Teenagers today face high academic and extra curricular demands and have less free time to commit to part-time jobs. They still want to work and earn their own money. Parents want our young people to gain experience, earn mone and understand its value. Neighborhood residents and homeowners often have endless lists of tasks and are often looking for extra help with babysitting, pet-sitting, yard-work, garage cleaning, bringing in the mail/watering the plants while on vacation. TeenJobFind us ...**see mor**



Xerox
4 yrs



Project Manager
Nov 2015 – Jan 2017 · 1 yr 3 mos
Cupertino, CA

Professional Experience
Xerox Project Manager at Apple 2015 to 2017

see mor
...

Production Coordinator/Project Manager

Feb 2013 – Nov 2015 · 2 yrs 10 mos

Cupertino

Production Coordinator for a Cupertino based, multinational computer company. Responsible for the preparation of instructional materials used in Global Retail Training. This involves editing, formatting and finalizing documents in over 15 different languages. I have a keen sense of detail allowing me to catch errors in other languages before the content is live to ...see mor

Consultant

Rediscovr

Feb 2012 – Feb 2013 · 1 yr 1 mo

Palo Alto

Website testing and user interface design for start-up. Responsible for Quality Assurance of the company website prior to launch as well as providing feedback regarding the design and layout of the site. Assisted in visual design feedback for the company logo and user interface design of the website.



Contractor

Yahoo!

Sep 2011 – Feb 2012 · 6 mos

Sunnyvale, CA

Team lead for a road-map migration project utilizing Yahoo's proprietary portfolio management tool. Responsible for the deployment of this tool across the entire Yahoo organization. Coordinated the communication between Product Managers and upper Management. Maintained, updated and uploaded spreadsheets for company-wide use in forecasti ...see mor

Project Manager

Motorola Mobility, Inc

Oct 2010 – Nov 2011 · 1 yr 2 mos

Responsible for processing applications for overseas online app stores.
Generated, compiled and analyzed data for daily management reports.
Created, reviewed and maintained all FAQ information as well as created user level documentation for internal teams. Worked directly with vendors to research/resolve ...see mor

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Education



University of New Hampshire

Bachelor's degree, Psychology

1991 – 1995

Volunteer Experience



Film Outreach Volunteer

Camfed

Sep 2009 – Oct 2011 · 2 yrs 2 mos

Human Rights

Marketing and coordination of screenings of Documentary film, 'Where the Water Meets the sky'. Research of organizations and statistics related to issues in Africa including AIDS and education.



Newborn Hearing Testing

Lucile Packard Children's Hospital

Sep 2009 – Oct 2011 · 2 yrs 2 mos

Children

Conducted newborn hearing screenings for infants born at Lucile Packard Children's Hospital.

Skills & Endorsements

Cross-functional Team Leadership · 27

 Endorsed by **John Herr, who is highly skilled at this**

 Endorsed by **7 of Janet's colleagues at A**

Project Management · 19

 Endorsed by **4 of Janet's colleagues at Apple**

Management · 17

 Endorsed by **3 of Janet's colleagues at Apple**

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Recommendations

Received (0)   **Given (2)**



Susan Greene

Executive Leadership
Coach Silicon Valley

May 7, 2019, Janet was a client
of Susan's

I have been fortunate enough to participate in Susan's 'Wor
Emergence Circle' as well as her one on one coaching. Thro
her sessions, Susan encourages me to think in ways I hadn'
before all while being guided by my intuition and qualities th
make me truly who I am. She provides a safe place f... See i



Cathi Consolo

Leadership, Operations,
Program/Project
Management, Process
Improvement

August 28, 2018, Janet
reported directly to Cathi

As a leader, Cathi provides the environment which allows
individuals to grow and develop new skills. She teaches by
example with her superior work ethic. She is always there to
listen and suggest possible ways to expand one's knowledg
base. She is supportive in assisting others in reachin... See

